GOODNESS GROWTH HOLDINGS, INC.

207 SOUTH 9TH STREET

MINNEAPOLIS, MINNESOTA 55402

August 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Goodness Growth Holdings, Inc.

Registration Statement on Form S-1

Filed August 4, 2023

File No. 333-273728

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Goodness Growth Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-273728) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:30 PM, Eastern Time, on August 10, 2023, or as soon thereafter as is practicable.

Please contact Thomas M. Rose of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (757) 687-7715 to provide notice of effectiveness or if you have any questions or comments concerning this request.

Very truly yours,

GOODNESS GROWTH HOLDINGS, INC.

By:	/s/ J. Michael Schroeder
	Name:	J. Michael Schroeder
	Title:	General Counsel and Corporate Secretary